U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS

           Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                            REFERRAL HOLDINGS CORPORATION
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                    (Name of Small Business Issuer in its charter)

                    NEVADA                                74-2976026
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            (State or other jurisdiction of             (I.R.S. Employer
             incorporation or organization)            Identification No.)

                          12885 North Research Blvd., Suite 202
                                  Austin, Texas 78750
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                      (Address of principal executive offices)

                     Issuer's telephone number: (512) 331-8600
                     Issuer's Facsimile Number: (512) 219-0755

Securities to be registered under Section 12(b) of the Act:    NONE.

Securities to be registered under Section 12(g) of the Act:    COMMON STOCK, COMMON STOCK
                                                     PURCHASE WARRANTS, AND PREFERRED STOCK

REFERRAL HOLDINGS CORPORATION

FORM 10-SB

TABLE OF CONTENTS

                                                                            Page
                                                                            ----

INTRODUCTION...................................................................1
     Item 1.    DESCRIPTION OF BUSINESS........................................1
     Item 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OR
                PLAN OF OPERATIONS............................................10
     Item 3.    DESCRIPTION OF PROPERTY.......................................12
     Item 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                OWNERS AND MANAGEMENT.........................................12
     Item 5.    DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS
                AND CONTROL PERSONS...........................................15
     Item 6.    EXECUTIVE COMPENSATION........................................16
     Item 7.    CERTAIN RELATIONSHIPS AND RELATED

     Item 1.    MARKET PRICE OF AND DIVIDENDS ON THE
                COMPANY'S COMMON EQUITY AND RELATED
                SHAREHOLDER MATTERS...........................................20
     Item 2.    LEGAL PROCEEDINGS.............................................20
     Item 3.    CHANGES IN AND DISAGREEMENTS WITH

     Item 1.    INDEX TO AND DESCRIPTION OF EXHIBITS

SIGNATURES....................................................................24

EXHIBITS

                                             i

PART I

INTRODUCTION

Referral Holdings Corporation, a Nevada Corporation (the “Company” or “Referral”), is filing this registration statement on a voluntary basis to (1) provide current, public information to the investment community and (2) to comply with the OTC Bulletin Board Eligibility Rule.

FORWARD-LOOKING STATEMENTS

This Registration Statement includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the “1934 Act”). These statements are based on management’s beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “consider” or similar expressions are used.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company’s future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company’s ability to control or predict. It should be noted, however, that this protection does not apply to statements made in connection with an initial public offering. Furthermore, the company will comply with its reporting requirements under the 1934 Act after this registration statement becomes effective.

Item 1.     DESCRIPTION OF BUSINESS

BACKGROUND OF THE COMPANY

The Company was formed on April 26, 2000 and is the parent of Referral Finance.com Corporation (“RFC” or the “Subsidiary”). Unless otherwise specifically indicated herein, references herein to “the Company” include both the parent and the Subsidiary. The Company through RFC is a licensed mortgage lender active in acquiring, holding and ultimately selling first liens secured by residential real estate (hereinafter, “Mortgages”). Mortgages are acquired individually at a discount from their ultimate secondary market pooled values. The Company operates both on a wholesale basis through a network of approved correspondent brokers that bring loans to the Company for consideration and on a retail basis using retail loan branches staffed by employees of the Company. Using debt secured by the Mortgages in order to pool these loans, the Mortgages are sold directly to various private and institutional investors at a price greater than the Company’s acquisition cost. Primarily, the Company receives income from sources in connection with its sub-prime mortgage lending activities. The Company charges certain non-refundable mortgage application fees to potential borrowers and upon closing a loan, receives additional fees payable by the borrower or investor which fees are based upon a percentage of the loan and/or the interest rates charged.

RFC is a Wyoming corporation, which has been in the mortgage business since its incorporation on February 17, 2000. Prior to acquiring RFC, the Company was a wholly-owned subsidiary of Innovation International, Inc. (“Innovation International”), a Delaware corporation. The Company entered into a Reorganization Plan and Agreement dated September 15, 2000 with the shareholders of RFC, pursuant to which RFC became a wholly-owned subsidiary of the Company and the RFC shareholders became Company shareholders. The Reorganization Plan obligates the Company to distribute 1,600,000 shares of the Company’s Common Stock and 1,600,000 Common Stock purchase warrants to the shareholders of Innovation International in the ratio of one Company share and one warrant for each 25 shares of Innovation International, thereby spinning off the Company from Innovation International (the “spin-off”). Innovation International shareholders have received notice of the proposed distributions, but the shares and warrants will not be issued until this registration statement has been declared effective, and they have received a copy of it. The Company issued 19,700,000 shares of its common stock to the shareholders of RFC in the same proportion as the shareholder’s then current holdings in RFC, in exchange for 100% of the stock of RFC owned by them, thereby making RFC a wholly-owned subsidiary of the Company. See RECENT SALES OF UNREGISTERED SECURITIES. No other shares of the Company are outstanding.

The Company’s executive offices are located at 12885 North Research Blvd., Suite 202, Austin, Texas 78750, and its telephone number is (512) 331-8600. The fiscal year ends on March 31.

TRADITIONAL UNITED STATES MORTGAGE MARKET

The Mortgage Bankers Association estimates the United States mortgage market to total over $4.3 trillion in terms of loans outstanding and projects mortgage originations to be $1.2 trillion in 1999.

The mortgage industry is divided broadly into four major segments today:

  mortgage origination -- sourcing, verification and documentation of mortgage loans, typically done by mortgage brokers and single-source lenders;

  mortgage funding -- underwriting, funding and selling closed loans to mortgage loan purchasers;

  securitization -- aggregating loans for sale into the secondary market; and

  servicing -- ongoing billing, collection and foreclosure/collateral management.

Over the past two decades, the mortgage industry has evolved dramatically. Until the late 1970‘s, the mortgage market was primarily a captive banking market where retail banks and savings and loan institutions originated loans through their branches, underwrote and closed loans internally, funded loans from their own customer deposits and then serviced the loans themselves. This internal chain of production was broken by the emergence of the pure mortgage bank that could buy mortgages from mortgage brokers and sell to government sponsored mortgage investors, such as FNMA and FHLMC and the development of a large, liquid secondary funding and trading market for mortgage debt. This efficient new market for mortgage funding made it viable for the first time to uncouple from the large retail banks both the front-end functions of mortgage origination and mortgage funding and the back-end function of servicing.

A significant transformation of the mortgage origination, banking and servicing businesses into specialized functions conducted primarily by independent companies has also occurred during the last two decades. This transformation has created both a large, concentrated and efficient secondary mortgage market and a large, fragmented and inefficient mortgage origination and banking market. There are over 20,000 mortgage brokerage operations in the United States, according to the National Association of Mortgage Brokers.

The market for residential mortgages in the U.S. is staggering. 1999 resulted in originations of $1.3 trillion. This was a 64 percent increase over 1996 which experienced originations of $785 billion. 1999 was a record setting year with an all time high of 6.091 million new and existing home sales* . In a January 19, 2000 press release, Freddie Mac announced “single family starts last year were at their highest levels in over twenty years, and output should be similar this year, with only a slight moderation of activity.” HUD secretary Andrew Cuomo announced in a January 27, 2000 press release that “a record 66.8 percent of America households owned their homes in 1999 – a higher percentage than in any year in American history.” 66.8 percent of households equates to 70.1 million homeowners. It is not surprising with the emphasis the government has put on home purchases through the chartering of organizations like Fannie Mae and Freddie Mac, and through tax incentives for its citizens that there is such a strong housing market in the U.S.

CURRENT MARKET ENVIRONMENT

Industry experts predict a robust 2000 for residential mortgage originations. Freddie Mac made projections in a news release on January 19, 2000:

From historical high records of 1998, when originations were a staggering $1.5 trillion, 1999 will show originations easing to about $1.3 trillion, still an impressive figure. “Because sales will slow a bit and primarily because we will experience a full year of low refinances, we expect a drop in originations this year to be under $1 trillion” predicted Frank Nothaft, deputy chief economist for Freddie Mac.

HSH Associates, the nation’s largest publisher of mortgage information offered the following in regard to the 2000 outlook in a January 28, 2000 press release:

Consumer confidence rose sharply yet again, indicating that the spending and consumption patterns which are driving the economy remain in place. Existing home sales for December slipped back a bit, but remain over a 5 million annualized pace.

        The Mortgage Bankers Association of America published the following housing industry statistics on January 24, 2000:

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* MBA-Mortgage Finance Forecast-January 2000 (www.mbaa.org/marketdata/forecasts/mffore0100.html)

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Housing Measures (000)                         1998           1999       2000 (Forecast)
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Total Housing Starts                           1,623            1,669            1,515
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Existing Home Sales                            4,963            5,186            4,697
------------------------------------     ------------     ------------     -------------
New Home Sales                                   890              905              823
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Total Home Sales                               5,853            6,091            5,520
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Mortgage Originations (Bil.$)                  1,507            1,287              972
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Refinance Share                                  50%              36%              19%
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As the Federal Reserve raises rates to keep inflation at bay in 2000, a corresponding decrease in refinances are projected for 2000. Although it is forecasted that the Federal Reserve will raise rates, Freddie Mac forecasted in a January 19, 2000, press release, that mortgage rates will remain affordable around 8 percent for 2000.

Below is a five year trend of mortgages and refinances by loan product:*

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 (Billions of Dollars)         1995       1996        1997        1998       1999
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Conventional                    451         527         536       1,152        925
-------------------------- ---------   ---------   ---------   ---------   --------
Non-Conforming                  113         150         195         210        190
-------------------------- ---------   ---------   ---------   ---------   --------
FHA                              48          73          74         103        122
-------------------------- ---------   ---------   ---------   ---------   --------
VA                               26          35          28          42         50
-------------------------- ---------   ---------   ---------   ---------   --------
-------------------------- ---------   ---------   ---------   ---------   --------
Total                           638         785         833       1,507      1,287
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===================================================================================

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* Mortgage Banker's Association of America (www.mbaa.org)

Fannie Mae and Freddie Mac will continue their corporate initiative of ensuring a constant flow of funds to help Americans purchase homes. An indication of this is Freddie Mac’s January 18, 2000, announcement to launch a pilot “$100 million single-family construction initiative to help expand affordable home ownership opportunities in cities across the country.” This is part of an industry-wide effort to support the “Building Homes in American Cities” initiative which seeks to build one million new homes in urban areas during the next ten years.

HUD is also making efforts to ensure mortgage funding availability. In July 1999, HUD Secretary Andrew Cuomo announced a policy to require Fannie Mae and Freddie Mac to buy $2.4 trillion in mortgages over the next 10 years to provide affordable housing for about 28.1 million low and moderate-income families. This equates to an 8 percent increase in total purchases of low to moderate-income family loans beginning in 2001.

BUSINESS STRATEGY

The Company has developed a specific strategy for the future. RFC has identified several key areas that demonstrate the Company's competitive advantages and uniqueness:

  Legislation over the last few years has brought many changes for the mortgage broker. States which have never had licensing requirements for mortgage brokers have laws in place that, for example, require independent mortgage brokers to maintain specific net worth, bonding, insurance, and various compliance issues, which create a significant barrier to entry for many in the industry. This may leave the mortgage broker with only two options: exit the business or join a firm as a branch lender. Thousands of mortgage brokers throughout the U.S. are already employed in this arrangement.

  A mortgage broker joining the Company as a retail loan branch will be exempt from meeting some licensing and regulatory compliance requirements on their own. These requirements are deferred to the parent company of the branch. A mortgage broker acting as a branch of RFC maintains control of the day-to-day operations, and enjoys benefits equivalent to a large employer, but still has unlimited earning potential.

  The Company plans to offer the following to their branch mortgage brokers:

    Industry-Leading Software: web-based, real-time loan application ability, loan process tracking, automated underwriting, and quick closings; all available 24 hours a day, 7 days a week.

    Breadth of Product: a portfolio of products and competitive pricing equivalent to the largest companies in the industry, including conventional and non-conforming loans.

    Administrative Support: 24/7 access to accounting information; the mortgage broker will have full access to the branch’s books and will be provided monthly, quarterly, and yearly P&Ls, loan tracking reports, and have their bank accounts balanced monthly with full disclosure.

    A combination of tightening legislative and regulation requirements combined with the advantages of joining a RLB network will force increasingly more mortgage brokers into a RLB network.

  A mortgage broker generates income by closing mortgage loans, typically relying on referrals through real estate brokers to maintain constant deal flow, which is partially dependent on a buyer’s market. Another accepted strategy for maintaining strong sales is through selling refinances, which is entirely dependent upon a favorable interest rate climate. The Company will eliminate dependence upon real estate broker relationships, market climates, and refinances by training its mortgage brokers in the use of a proprietary marketing and sales program called By Referral Only®.

  Most mortgage lenders spend an inordinate amount of time following up leads to ensure new business. By Referral Only® practicing brokers strive to receive 85 percent of their business from direct referrals, enabling them to spend the majority of their time and energy providing customer service.

  Unlike on-line securities trading, which has gained wide acceptance over the last few years, the on-line originations market is still in its infancy. An American Banker article from October 29, 1999, reported “in 1998, on-line originations – loans initiated by consumers, brokers, or real estate agents over an electronic application – accounted for just 0.5% of the $1.5 trillion in mortgage originations in the United States.” One of the factors responsible for this slow shift to on-line originations is attributed to the complexity of the purchase process. The purchase of a residence and loan process is complex and time-consuming typically involving multiple third parties including a credit rating agency, a real estate agent, an appraiser, an insurance company, a hazard/flood insurance company, title insurance, an escrow agent, and a mortgage broker, creating a coordination barrier to a fully electronic solution.

  Given the current market and technological conditions, the Company’s management plans to maximize the full potential of an on-line company website. RFC will allow the borrower to apply for a loan on-line. The Company plans to connect its retail website to credit repositories. This will give the borrower instant and accurate feedback on loan options. Once an applicant has submitted a loan application, a Company mortgage broker will follow up by phone to continue the loan process.

MARKETING

During the next 12 months, the Company plans to market its products and services to both the public and mortgage professionals seeking a superior environment in which to conduct business.

Management believes that by assuming a role as educator in the marketplace, the Company will generate extensive credibility as well as assist its retail loan branches in generating new business. This will be accomplished by presenting seminars to educate new and existing mortgage professionals in various aspects of the industry.

The Company will aggressively seek out and recruit those individuals who demonstrate capability in sourcing and closing loan acquisitions. The Company will emphasize quality over quantity, only dealing with successful mortgage professionals. One of the most difficult tasks facing management is that of determining which sources of product (loans) are profitable and which are not. A cost/benefit analysis will be performed in which the Company will evaluate individuals by reviewing ratios of the percentage of closings to loan submissions, the dollar volume of revenues to loan submissions and several intangible factors including teamwork with the employees of the Company. Those individuals or sources of transactions that are not profitable will be eliminated.

In addition to the previous elements, management intends to pursue a number of ongoing promotional tactics including the following:

  Promotion campaigns with a regional emphasis will include television, radio, print, and on-line vehicles. All campaigns will maintain a focus of both brand building, capturing new customers, and reminding past customers of the Company. AM Radio advertisements will be placed on stations to reach potential customers.

  Promotional advertising in mortgage trade publications will be instrumental in recruiting mortgage brokers to expand and grow the branch network nationwide. Management will monitor current trends, popularity, and audiences of trade magazines when selecting an appropriate publication advertising vehicle.

  An extensive website is currently being developed by A3 Design, an Austin, Texas firm. Potential borrowers should enjoy a user-friendly website layout including an easy-to-follow loan application which when filled out should be sent electronically to the nearest branch.

  Banner ads on other sites will be used to drive traffic to the Company site.

  The Company intends to retain a public relations firm in order to coordinate the publicity effort, including an aggressive year-round media campaign, with press releases reaching national, regional, and local media and industry. Company literature in the form of a media kit will be mailed to select media and trade organizations in conjunction with story pitches to publication editors and television show producers in an effort to create national branding.

  Trade shows sponsored by both state and national mortgage broker organizations will be attended in order to recruit new mortgage brokers and build Company brand awareness.

PRODUCTS AND PRICING

Utilizing three distinct loan products (conventional, government, and non-conforming), the Company will target the purchase money market (home buyers) with lesser emphasis on home refinances. Additionally, the Company will focus on originating A paper loans (conventional and government insured) with a plan that 85 percent of Company sales will be attributed to these loans. Non-conforming loans, loans where the borrower has non-traditional income, credit, or property issues, will make up the additional 15 percent. Deep-subprime credit loans, sometimes known as “D” credit or “hard-money” loans, usually with a 65 percent loan-to-value relationship, will only be originated on a case-by-case basis.

The Company will have several alternative financing programs to offer its borrowers. These include conventional, government insured, and non-conforming.

Conventional loans are mortgages that are not backed by government insurance programs. These loans are purchased from the Company by an investor conduit (such as Norwest), and re-sold to the major secondary market agencies Fannie Mae (FNMA) and Freddie Mac (FHLMC). These loans may carry fixed or variable (ARM) rates with repayment terms that best suit the borrower’s needs. Down payments as little as 5 percent are not uncommon, although mortgage insurance is required for loans with less than 20 percent down.

Fannie Mae and Freddie Mac are the two largest secondary market agencies - corporations which purchase closed loans from mortgage lenders. They do not lend money directly to buyers, but work with lenders to ensure a continuous flow of funds in support of home ownership. Fannie Mae and Freddie Mac purchase and package mortgages into securities that are sold to investors.

A loan bought by Fannie Mae and Freddie Mac must meet many requirements, including a loan amount ceiling. A loan meeting all Fannie Mae and Freddie Mac requirements is said to be “conforming.” The following are the 2000 conforming loan limits for Fannie Mae and Freddie Mac:

        ===========================================
         One-family                      $252,700
        ----------------------------  -------------
         Two-family                      $323,400
        ----------------------------  -------------
         Three-family                    $390,900
        ----------------------------  -------------
         Four-family                     $485,800
        ===========================================

The second financing alternative the mortgage broker will have access to are government program loans: Federal Housing Administration (FHA) and Veterans Administration (VA).

Federal Housing Administration (FHA)

FHA loans are insured by the Federal Housing Administration. These loans are reserved for first-time home buyers and low-to-moderate income borrowers. Down payments may be as little as 3 percent with a fixed or adjustable interest rate.

The maximum loan amount is regionally determined, but generally is $81,548, except in high cost-of-living areas as determined by the Department of Housing and Urban Development (HUD).

Veterans Administration (VA)

VA financing is currently available to more than 29 million service personnel and veterans. With no down payment requirements and lower than ordinary interest rates, this is an attractive option to those who qualify.

Four financing alternatives are available:*

  Traditional Fixed Payment - constant principal and interest.

  Adjustable Rate Mortgage (ARM) - lower initial interest rate may allow qualification for a higher loan amount. Annual interest rate adjustment is limited to 1 percent and the maximum increase in the interest rate over the life of the loan is capped at 5 percent.

  Graduated Payment Mortgage (GPM) - low initial payments which gradually rise to a level payment starting in the sixth year.

  Growing Equity Mortgages (GEMs) - gradually increasing payments with all of the increase applied to principal, resulting in an early payoff of the loan (only available in some areas).

The mortgage broker’s third financing alternative for residential mortgages are non-conforming loans; therefore, the acquisition of a lending institution approved for non-conforming loans will be of strategic significance. Generally, non-conforming loans can be differentiated on the basis of the following:

  Non-Traditional Credit - an example would be a borrower with a credit history falling below FNMA and FHLMC requirements.>

  Non-Traditional Income - inconsistent income history may force a borrower into a non-conforming loan; No Income Verification/Alt. A loans fall into this category - loans made almost exclusively on credit, with little or no income verification.

  Non-Traditional Property - Jumbo loans (loans exceeding the Fannie Mac and Freddie Mae limits) may force a borrower into this category.

The Company has no plans to originate 125 percent LTV (loan-to-value) “cash out” loans – loans that allow homeowners to borrow more than their home is worth – up to 125 percent of the value or Texas Home Equity loans. The Company does intend to broker these products in arrangements where there is no recourse and no liability is generated against the Company. Management feels that these practices may become a liability to companies that directly originate these loans.

FUNDING SOURCES

The Company requires access to cash to facilitate the funding and closing of originated loans. These funds are provided on a short-term basis by financial institutions that specialize in providing warehouse lines of credit.

The Company will require multiple warehouse agreements. The Company understands the risk involved when depending upon one warehouse line and will put in place several agreements with an initial aggregate amount of $10,000,000 or more. The Company entered into an agreement with Sterling Bank & Trust for an initial warehouse credit facility of $5,000,000 on May 26, 2000.

A warehouse line is accessed when the Company submits the mortgage loan to the warehouse bank for funding along with the borrower’s commitment to purchase the loan. The warehouse bank receives a per loan fee from the Company plus interest on the unpaid principal balance of the loan for the time the loan is in the warehouse.

LOAN SALES

The Company originates and purchases all of its mortgage loans with the intent to sell the mortgage loans, without retaining any interest therein, and in the related servicing rights into the secondary market unless required to do so for a period of 30-60 days by the purchaser. The mortgage loans are sold without recourse primarily to institutional investors, national banks and mortgage lenders. As part of the sale, the Company provides representations and warranties which are customary to the industry and cover such things as compliance with program standards, laws and regulations as well as the accuracy of the information. In the event of a breach of these representations and warranties, the Company may be required to repurchase these mortgage loans and/or may be liable for certain damages. Normally, any repurchased mortgage loan can be corrected and resold back to the original investor. Since March of 2000 when the RFC began its business, the Company has had to repurchase no mortgage loans.

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* VA Home Loans: A Quick Guide for Homebuyers and Real Estate Professionals (http://www.hsh.com/pamphlets/va-info.html

The Company holds the originated or purchased mortgage loan for sale from the time that the mortgage loan application is submitted by the borrower until the time the mortgage loan is sold to an investor. During that time, the interest rate on the mortgage loan might be higher or lower than the market rate at which price the Company can sell the mortgage loan to an investor. Therefore, a market gain or loss may result on the mortgage loan.

COMPETITION

The National Association of Mortgage Brokers reports that there are more than 30,000 mortgage brokerage operations in the U.S., employing an estimated 200,000 people. Mortgage brokers originate well over half of the home sales each year, which indicates they originate more mortgages than any other group in the nation. The U.S. Department of Housing & Urban Development reported that 56% of mortgage originations were made by mortgage companies in 1997 compared to only 22% in 1980.

The mortgage lending industry is highly fragmented with many players serving the borrowing community. The Company will face competition on many fronts, both at the retail sales level and in the area of retaining quality mortgage brokers. Borrowers have a plethora of financing alternatives including: consumer finance companies, mortgage banking companies, independent mortgage brokers, savings banks, community banks, credit unions, thrift institutions, credit card issuers, insurance companies, FHLMC and other entities engaged in mortgage lending.

Because the retail loan branch business model is evolving into a widely used structure, the Company will face the challenge of recruiting and retaining high quality mortgage brokers. A few of the larger branch companies include: Allied Capital (Houston, TX, 600 branches), Paradigm (Jacksonville, FL, 150 branches), and Prism Mortgage Company™ (Chicago, IL 160 branches). Prism recently went public and has acquired other competitors in stock swap scenarios.

Competition among industry players can take the form of interest rates, loan origination fees, term and amount of loan, marketing and distribution channels (including on-line options), customer services, and convenience of obtaining a loan.

SEASONALITY

The mortgage loan origination business is generally subject to seasonal trends. These trends reflect the general pattern of sale and resale of homes. Loan origination typically peaks during the spring and summer seasons, and declines to lower levels from mid-November through January. The mortgage servicing business is generally not subject to seasonal trends.

REGULATION

The Company’s operations are subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. The Company’s consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Federal Equal Credit Opportunity Act, as amended, and Regulation B, the Fair Credit Reporting Act of 1970, as amended, the Federal Real Estate Settlement Procedures Act and Regulation X, the Home Mortgage Disclosure Act, the Federal Debt Collection Practices Act and the National Housing Act of 1934, as well as other federal and state statutes and regulations affecting the Company’s activities.

The Company is also subject to the rules and regulations of, and examinations by, state and federal regulatory authorities with respect to originating and processing loans. These rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination, govern inspections and appraisals of properties and credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement action.

In Spring 1999, the Texas Legislature approved Senate Bill 1074 which provides for licensing of residential mortgage brokers. The Texas Savings and Loan Department is the licensing and regulatory agency. A mortgage broker or a mortgage broker’s loan officer must meet continuing education requirements in order to maintain that license. The law took effect on September 1, 1999, but an individual brokering mortgage loans was not required to be licensed until January 1, 2000. Mortgage bankers and their employees are exempt from this mortgage broker licensing legislation. A mortgage banker is defined as any individual or entity who is a HUD approved mortgagee with direct endorsement underwriting authority or an approved seller or servicer for either FNMA or FHLMC or an approved issuer for GNMA. Since May 22, 2000, RFC has been a HUD approved mortgagee and is therefore exempt from any licensing requirements under the new law.

There can be no assurance that the Company will maintain compliance with these requirements in the future without additional expenses, or that more restrictive local, state or federal laws, rules and regulations will not be adopted or that existing laws and regulations will not be interpreted in a more restrictive manner, which would make compliance more difficult and more expensive for the Company.

EMPLOYEES

At September 30, 2000, the Company employed 7 persons, 5 of whom were full-time employees. All of these are employed at the Company’s Austin, Texas headquarters. None of the Company’s employees are represented by a union. The Company considers it relations with its employees to be good.

RISK FACTORS RELATING TO THE BUSINESS OF THE COMPANY

The following factors, in addition to the other information discussed elsewhere in this Registration, should be considered by investors before deciding whether to purchase the Company’s securities.

Risks Associated With The Company

1. Limited Operating History. The Company was originally organized in February, 2000 and has limited operating history. The Company is, in essence, a relatively new venture and no assurance can be given that the Company will be successful. Accordingly, the Company’s limited operating history prohibits an effective evaluation of the potential success of the Company. The Company’s viability and continued operations are dependent upon future profitability, its ability to generate cash flow from uncertainties related to the mortgage industry, and other business opportunities. The Company’s operations are subject to all of the risks inherent in the establishment of a young business enterprise. The likelihood of success for the Company must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the development of a new business and the competitive environment in which the Company operates. There can be no assurance that the Company will be able to operate profitably in the future. Its financial objectives must therefore be considered very speculative.

2. Need for Additional Financing. The Company will require additional working capital or other funds within the next 12 months for the expansion of its operations. Management is considering the sale of additional securities, such as subordinated debentures, common stock, warrants and preferred stock to increase the Company’s working capital. There is no assurance that the Company will be successful in obtaining additional financing or that such financing will be available upon terms acceptable to the Company. See “Management’s Discussion and Analysis of Plan of Operations-Liquidity and Capital Resources.”

3. Conflicts of Interest. The Company’s Directors and Officers, are or may become, in their individual capacities, officers, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Thus, there exists potential conflicts of interest including, among other things, time, effort and corporate opportunity, involved in participation with other business entities. See “Certain Relationships and Related Transactions.”

4. Interest Rate Risks. Prevailing market interest rates, which have an impact on borrower decisions to obtain new loans or to refinance existing loans, affect the Company’s ability to originate mortgage loans. When interest rates decrease, the economic advantages of refinancing mortgage loans increase. The Company believes that these effects should be offset by increased loan origination and a related increase in the size of the Company’s servicing portfolio. Furthermore, as a result of the Company’s strategy of maintaining continuing customer relationships, the Company historically has been able to recapture a substantial amount of refinanced loans and home purchase mortgages from prior customers. No assurance can be given that the Company will be able to recapture such loans in the future.

5. Reliance Upon Officers and Consultants. The ability of the Company to operate successfully depends to a substantial degree upon its management and consultants. The assembly and retention of a strong management team is critical to the success of the business.

6. Keyman Insurance. While the Company has obtained keyman insurance on its Chief Executive Officer in the sum of $1,000,000, the insurance may not be enough in the event of the loss of such officer. The loss of the Chief Executive Officer would have an adverse affect on the Company.

7. Competition. The Company may face direct competition from other mortgage companies in the area and it is possible that additional competitors will enter the same markets as the Company’s. The competitors may offer lower interest rates than the rates the Company offers, and in some instances, may have products superior to those of the Company. There can be no assurance that the Company will be able to compete successfully with present or future competitors. See “Competition.”

8. Risks Associated With Representations and Warranties Made by the Company. When a mortgage loan originator (retail or wholesale) sells a mortgage loan to its investors, it makes certain representations and warranties as to the compliance by the originator with applicable underwriting guidelines. A loan originator or the purchaser of loan servicing rights generally becomes obligated to the investor with respect to the accuracy of those representations and warranties, and if those representations and warranties are incorrect, the investor may require the servicer or the lender who originated the loan to repurchase the mortgage loan. Consequently, any loss resulting from a material inaccuracy in the representations and warranties would fall on the servicer or the Company as the originating seller/servicer of the loan. The Company will attempt to limit its exposure to repurchase risks through (i) quality control requirements imposed on its origination staff, both internally and through third party quality control experts, and (ii) by negotiating appropriate representations and warranties and indemnification from entities from which it acquires mortgage loans. In addition, with respect to mortgage loans originated by it, the Company will be required in the ordinary course of business, to make representations and warranties to the purchasers of servicing rights, and investors and insurers of such loans. Losses resulting from a material inaccuracy in those representations and warranties would fall on the Company. From time to time, the Company could be obligated to repurchase loans as a result of breach of such representations and warranties. A breach or breaches of representations and warranties could have a material adverse affect upon the financial condition of the Company.

9. Control by the Management. The officers and directors of the Company currently own approximately 90% of the outstanding Common Stock of the Company. Accordingly, the Board and the officers of the Company will exercise control over the Company, including control over the election of directors and the appointment of officers of the Company.

10. Dependence on Wholesale Brokers. The Company may depend on independent mortgage brokers, and to a lesser extent, on correspondent lenders, for the origination and purchase of its mortgage loans. These independent mortgage brokers deal with multiple lenders for each prospective borrower. The Company competes with these lenders for the independent brokers’ business on the basis of price, service, loan fees, costs and other factors. The Company’s competitors also seek to establish relationships with such brokers, who are not obligated by contract or otherwise to do business with the Company.

11. Real Estate Market Conditions. The Company’s business may be adversely affected by periods of economic slowdown or recession, which may be accompanied by declining property values. Any material decline in property values reduces the ability of borrowers to use equity in the property to support any borrowings and increases the loan-to-value ratios of mortgage loans previously made, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default.

12. No Prior Public Market for Securities; Possible Volatility of Securities Prices. Prior to this Registration, there has been no public market for the Company’s securities. Although the Company intends that its securities will be quoted on the OTC Bulletin Board (“OTCBB”) there can be no assurance that the Company’s securities will be designated for quotation on OTCBB or, if so designated, that the Company will be able to maintain such designation. There also can be no assurance that an active trading market will develop after this designation, or that, if developed, it will be sustained. Recent history relating to the market prices of newly public companies indicates that there may be significant volatility in the market for such securities because of factors unrelated, as well as related, to such company’s operating performance.

REPORTS TO SECURITY HOLDERS

The Company intends to provide all of its shareholders with annual and periodic reports of the Company’s operations pursuant to the 1934 Act, including an annual report containing audited financial statements, for the fiscal year ended March 31, 2001.

The public may read and copy any materials that the Company has on file with the Securities and Exchange Commission (“SEC”) at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s Internet site address is http://www.sec.gov.

RECENT DEVELOPMENTS

The Company acquired 100% of the outstanding securities of the subsidiary, RFC, on September 20, 2000, at which time RFC became a wholly owned subsidiary of the Company.

On September 21, 2000 officers of RFC were elected to the same positions in the Company.

Item 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

The following discussion should be read in conjunction with the Company’s Consolidated Financial Statements and Notes thereto and the other financial information appearing elsewhere in this filing. In addition to historical information, the following discussion and other parts of this filing contain forward-looking information that involves risks and uncertainties. The Company’s actual results could differ materially from those anticipated by such forward-looking information due to competitive factors, risks associated with the Company’s expansion plans and other factors discussed herein.

FINANCIAL CONDITION

September 30, 2000 Compared to March 31, 2000. Current assets increased by approximately $1,000,000 represented by the increase in mortgage loans receivable. This increase results from commencement of the Company’s business activities during the period. Non-current assets (primarily investments) decreased by $1,424,000 representing the complete write-down in the value of marketable securities. The approximately $450,000 decrease in total assets results from a combination of the influences described above.

The increase in current liabilities of $973,000 results from a $984,000 increase in use of short term credit lines. . This increase results from commencement of the Company’s business activities during the period.

Stockholders equity declined by $1,063,000. This is primarily the result of a complete write-down in the value of marketable securities noted above.

RESULTS OF OPERATIONS

Operating Results for the Six Months Ended September 30, 2000 included $56,850 in revenues from the Company’s first 45 days of loan production (operations). Total expenses for the six-month period ending September 30, 2000 exceeded those 45 days of revenue production, resulting in a loss of $65,172.

LIQUIDITY AND CAPITAL RESOURCES

The Company may consider acquisitions of other mortgage businesses as part of implementing its strategies. Presently there are no specific plans for such expenditures.

Cash flow requirements depend on the level and timing of the Company’s activities in loan originations in relation to the timing of the sale of such loans. In addition, the Company requires cash flow for the payment of operating expenses, interest expense and capital expenditures. Currently, the Company’s primary sources of funding are borrowings under warehouse lines of credit, proceeds from the sale of loans in the secondary market and internally generated funds.

The Company funds its growth, in large part, from its access to lines of credit and its operating activities. The Company has been additionally capitalized by the stockholders of RFC. See “Certain Relationships and Related Transactions.” There can be no assurance that the Company will be able to employ the additional capital and credit resources to fund transactions which result in a profit to the Company. The success of the Company’s mortgage origination business is dependent upon the availability of mortgage funding at reasonable rates. Although there has been no limitation on the availability of mortgage funding in the last few years, there can be no assurance that mortgages at attractive rates will continue to be available.

The Company will be required to obtain additional capital to achieve its long-term objectives. The Company has no commitments to obtain such capital and there can be no assurance that such capital will be available to the Company in the future or, if available, will be on terms acceptable to the Company.

The Company’s present lines of credit will not permit it to operate at any level of profitability. In order to grow and become profitable the Company will require additional financing. Management believes that the Company will require additional credit over the next three years in order to expand its loan origination capabilities. If such additional credit is not available to the Company, the Company could be required to reduce the scope of its operations, which could adversely affect the Company’s results of operation.

The Company at September 30, 2000 had a negative cash position of $1,405. The Company has generated cash (to cover its operating losses) through borrowings and the sale of its common stock.

MARKET RISK

The Company’s business will be adversely affected by periods of economic slowdown or recession which may be accompanied by decreased demand for consumer credit and declining real estate values. Any material decline in real estate values results in increased loan-to-value ratios thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. To the extent that prospective borrowers do not meet the Company’s underwriting criteria, the volume of loans originated by the Company could decline. A decline in loan origination volumes could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations. Changes in the level of consumer confidence, real estate values, prevailing interest rates and investment returns expected by the financial community could make mortgage loans of the types originated by the Company less attractive to borrowers or investors because, among other things, the actual rates of delinquencies and foreclosures on such loans could be higher under adverse economic conditions than those currently experienced in the mortgage lending industry in general.

In addition, the Company could experience losses on its inventory of loans due to changes in economic or financial conditions, including changes in interest rates, that may be beyond the Company’s control.

Interest rate movements may significantly impact the Company’s volume of closed loans. As such, interest rate movements represent a major component of market risk to the Company. In a higher interest rate environment, consumer demand for mortgage loans, particularly refinancing of existing mortgages, declines. Interest rate movements affect the interest income earned on loans held for sale, interest expense on the warehouse lines payable, the value of mortgage loans held for sale and ultimately the gain on sale of mortgage loans. In addition, in an increasing interest rate environment, the Company’s mortgage loan brokerage volume is adversely affected.

The Company currently does not engage in any hedging activities. Therefore, a rise in interest rates may adversely affect the earnings of the Company.

The Company currently does not maintain a trading portfolio. As a result, the Company is not exposed to market risk as it relates to trading activities. The majority of the Company’s portfolio is held for sale which requires the Company to perform market valuations of its pipeline, its mortgage portfolio held for sale and related forward sale commitments in order to properly record the portfolio and the pipeline at the lower of cost or market. Therefore, the Company monitors the interest rates of its loan portfolio as compared to prevailing interest rates in the market.

The Company typically does not pre-sell the mortgages it originates when the Company establishes the borrower’s interest rate and therefore has interest rate exposure on such loans. The Company’s future operating results are more sensitive to interest rate movements than a mortgage lender who pre-sells the mortgage loans it originates.

INDUSTRY TRENDS

The growth in volume that the mortgage industry has seen over the past few years has resulted from a general downward trend in interest rates. The Company believes that mortgage volume may tend to decrease on a relative basis in higher interest environments, but higher interest rates generally result in smaller mortgage companies leaving the market resulting in potentially larger market shares for continuing mortgage bankers. The Company believes that it will be able to realize the opportunities in such an environment, but there can be no assurance that it will be able to do so.

The Company also believes that the industry will continue to offer broader and more diversified product offerings and that technology will play an increasing part in real estate transactions, including expanded use of Internet capabilities. The Company has begun preliminary work to make the necessary investments in these technologies. Management believes that the Company should fully automate its accounting and loan underwriting functions and then establish a website which facilitates electronic commerce between the Company and its customers, investors and brokers. The Company may need to raise additional capital to complete these necessary investments in technology.

Although the Company is expanding its business on a national basis, the Company’s business base is concentrated principally in the State of Texas. As a result, the Company’s business may be subject to the effects of economic conditions and real estate markets specific to such local areas.

INFLATION AND SEASONALITY

The Company believes the effect of inflation, other than its potential effect on market interest rates, has been insignificant. Seasonal fluctuations in mortgage originations generally do not have a material effect on the financial condition or results of operations of the Company.

ACCOUNTING DEVELOPMENTS

In June 1996, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 125, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 125”). SFAS No. 125, among other things, provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. SFAS No. 125 requires that after a transfer of financial assets, an entity recognize the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 125 also requires that liabilities and derivatives incurred or obtained by transferors as part of a transfer of financial assets be initially measured at fair value. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996 and is to be applied prospectively. The Company expects that the impact of SFAS No. 125 on the results of operations, financial condition, or liquidity will be immaterial.

On June 15, 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company is in the process of evaluating the impact of SFAS No. 133 on its financial statements.

In October 1998, the FASB issued SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. SFAS No. 134 amends SFAS No. 65, Accounting for Certain Mortgage Backed Securities, to require that after an entity that is engaged in mortgage banking activities has securitized mortgage loans that are held for sale, it must classify the resulting retained mortgage-backed securities or other retained interests based on its ability and intent to sell or hold those investments. This statement is effective for the first fiscal quarter beginning after December 15, 1998, with earlier application encouraged. At this time, the Company does not anticipate any impact from the adoption of this standard.

The American Institute of Certified Public Accountants issued Statement of Position (“SOP”) No. 98-1, “Software for Internal Use,” which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company is in the process of evaluating the impact of SOP No. 98-1 on its financial statements.

Item 3.     DESCRIPTION OF PROPERTY.

All of the operations of the Company are conducted from office space sub-leased from Austin Funding Corporation . The following table sets forth information concerning the facility:

Location Tenant                    Approx. Size   Lease Expiration     Monthly Rent
---------------                    ------------   ----------------     ------------

12885 North Research Blvd.,
Suite 202                          2,744 square   Month to Month           $2,500
Austin, Texas   78750                feet

Item 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

As of September 30, 2000 the authorized capital stock of the Company consisted of (1) One Hundred Million (100,000,000) shares of Common Stock. per value $0.001 of which Nineteen Million, Seven Hundred Thousand (19,700,000) shares are validly issued, outstanding, fully paid and non-assessable and (2) Five Million (5,000,000) shares of Preferred Stock, none of which are issued and outstanding.

The following table sets forth, as of September 30, 2000, the beneficial ownership of the Company’s 19,700,000 outstanding shares of Common Stock by (1) the only persons who own of record or are known to own, beneficially, more than 5% of the Company’s Common Stock; (2) each director and executive officer of the Company; and (3) all directors and officers as a group.

=========================================================================================================
                                                                                              Percentage
    Name and Address                        Relationship                   No. of Shares      of Class(1)
    ----------------                        ------------                   -------------      -----------

Glenn A. LaPointe                     Chairman, President, Chief              8,176,538          41.51%
9002 Jolly Hollow Drive             Executive Officer and Director
Austin, TX  78750

Roel Covarrubias                      Executive Vice President,               2,955,375          15.00%
4500East Oltorf Drive                   Secretary and Director
Unit 417
Austin, TX  78741

Ty Davidson                            Executive Vice President               2,955,375          15.00%
2664 Gateridge Drive                         and Director
Austin, TX  78745

Terry G. Hartnett                              Director                           0              0.00%
6000 Shepard Mountain
Auztin, TX

Marshall Saunders, III                 Executive Vice President               2,955,375          15.00%
802 Point Run                                and Director
Pflugerville, TX  78660

David C. Farrar                        Chief Financial Officer                 985,125           5.00%
7610 Islander Drive
Austin, TX  78749

Jeff Dell                                 Compliance Officer                  1,477,687          7.50%
207 Wits End Lane
Peel, AR  72668

--------------------------------------------------------------------------------------------------------
Officers and Directors, as                                                   19,505,475          99.01%
a group (6 persons)
========================================================================================================

(1) The Company is contractually obligated to issue 1,600,000 shares of Common Stock and 1,600,000 Common Stock Purchase warrants to shareholders of Innovation International. See Exhibit 8. Inasmuch as they are not outstanding, these shares are not included in the total of the class for the purpose of determining the percentages of ownership.

Item 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CORPORATE PERSONS.

DIRECTORS AND EXECUTIVE OFFICERS

The Board of Directors of the Company are elected annually and currently consists of five members. The current members of the Board of Directors and the executive officers of the Company are:

=====================================================================================================================
         Name                      Positions held with the Company              Age   Director Since   Term Expires
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Glenn A. LaPointe       Chairman, President, Chief Executive Officer and        37         2000            2001
                        Director
----------------------- ------------------------------------------------------- ----- ---------------- --------------
David C. Farrar         Chief Financial Officer                                 38          N/A              -
----------------------- ------------------------------------------------------- ----- ---------------- --------------
Marshall Sanders III    Executive Vice President of Branch Operations and       35         2000            2001
                        Director
----------------------- ------------------------------------------------------- ----- ---------------- --------------
Roel Covarrubias        Executive Vice President of Non-Conforming Loan         25         2000            2001
                        Division, Secretary and Director
----------------------- ------------------------------------------------------- ----- ---------------- --------------
Terry G. Hartnett       Director                                                           2000            2001
----------------------- ------------------------------------------------------- ----- ---------------- --------------
Jeffrey H. Dell         Compliance Officer, Officer of Legal Affairs            54          N/A              -
----------------------- ------------------------------------------------------- ----- ---------------- --------------
Ty Davidson             Executive Vice President and Director                   26         2000            2001
----------------------- ------------------------------------------------------- ----- ---------------- --------------
Patricia M. Dell        Underwriting Supervisor                                 48          N/A              -
=====================================================================================================================

Glenn A. LaPointe has been Chief Executive Officer of the Company since its inception in 2000. From May 1994 to January 2000, Mr. LaPointe developed a start up company that ultimately became Texas Financial Corporation. In March 1997, Mr. LaPointe sold his interest in Texas Financial to the remaining partners in order to organize Austin Funding.com. From 1997 to 2000, Glenn A. LaPointe served as Chief Executive Officer and President of Austin Funding Corporation.

David C. Farrar has been Chief Financial Officer of the Company since its inception in 2000. From 1994 to 2000, Mr. Farrar has worked as a staff accountant for several Austin, Texas-based CPA firms. He has specialized in tax planning and compliance. Mr. Farrar is a Certified Financial Planner.

Marshall Sanders, III has been Vice President of Branch Operations of the Company since its inception in 2000. From 1994 to 1996, Mr. Sanders was employed as Area Sales Manager for Wells Fargo Bank in Austin, Texas. From 1996 to 1997 he was a mortgage loan officer for Savings of America in Austin, Texas. From January to October 1997, Mr. Sanders was a mortgage loan originator for Advanced Mortgage in Round Rock, Texas. From November 1997 to present, Mr. Sanders actively manages Vanguard Mortgage an Austin, Texas company he co-founded.

Roel Covarrubias has been Executive Vice President of the Non-Conforming Loan Division of the Company since its inception in 2000. From 1993 to 1997, Mr. Covarrubias was employed as a Senior Service Advisor for Montgomery Wards Auto Center. In 1997 he began working for Luke Fruia Motors. In 1998 he changed his focus to the mortgage industry and began working for Hope Mortgage as a loan processor. He was an account executive with Austin Funding from 1998 to 2000.

Jeffrey H. Dell has been the Compliance Officer and Director of Legal Affairs for the Company since its inception in 2000. From 1991 to 1995, Mr. Dell worked as Assistant Vice President of Compliance at Household Bank, f.s.b., in Wood Dale, Illinois. From 1995 to 1997, Mr. Dell worked as Assistant Vice President at Household Financial Services in Elmhurst, Illinois. His responsibilities included being client sales liaison and making sales calls on potential sellers of B/C loans. From 1997 to 1998, Mr. Dell worked at Industry Mortgage Group as Southwest Mortgage Sales Director in Tampa, Florida. His responsibilities included the coordination of the sales effort for the southwest region, which contained New Mexico, Texas, Louisiana, Arkansas, Oklahoma, and Kansas. From 1998 to 2000, Mr. Dell held the position of Vice President of Secondary Marketing and Compliance for Austin Funding.com in Austin, Texas.

Ty J. Davidson has been Branch Coordinator for the company since June 2000. From 1996 to 2000, Mr. Davidson worked as an educator in several areas of Texas. In that time, Mr. Davidson’s responsibilities were counseling, supervising parent- teacher communication, receiving tuition installments, purchases, program grants, and training of new staff. From 1992 to 1996, Mr. Davidson attended The University of Texas at Austin where he received an Honors Bachelor of Arts in Sociology.

Patricia M. Dell has been the Underwriting Supervisor of the Company since its inception in 2000. From 1993 to 1995, Ms. Dell served as a due diligence underwriter for Household Financial Services, the sub-prime mortgage operation of Household International. From 1995 to present Ms. Dell has been proprietor of a resort in the Arkansas Ozarks and has engaged in freelance contract quality control, file audit and underwriting assignments.

Terry G. Hartnett and two other partners formed Tejas Asset Management, Inc., and Tejas Securities Group, Inc. In 1995, the original partners of Tejas accepted a buy-out offer from firm employees. Since 1995, Mr. Hartnett has acted as an investment banking consultant to various companies engaged in asset backed transactions.

The Company’s Articles of Incorporation provide there shall be at least one director but no more than five directors. Directors are elected for a one-year term and serve until the next annual meeting of shareholders or until their successors have been elected. The Articles further provide that the number of directors may be increased or decreased by duly adopted amendment to the Bylaws.

The Company does not currently compensate its directors for their service in such capacity. The Board of Directors, acting as a nominating committee, nominates directors to be elected to the Board.

The executive officers of the Company are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors. The executive officers of the Company are as set forth in the above table. Executive officers of the Company receive no remuneration in their capacity as the Company’s executive officers. For information regarding compensation of directors and executive officers of the Subsidiary, see “Executive Compensation.”

BOARD COMMITTEES

The Company’s Bylaws provide that the Board of Directors may establish such committees as they shall deem necessary and appropriate with such authority as the Board shall determine. Upon the registration statement’s becoming effective, the Board of Directors shall establish an Executive Committee, an Audit Committee, and a Compensation Committee. Additional committees shall be appointed as and when deemed necessary.

Item 6.     EXECUTIVE COMPENSATION.

EXECUTIVE COMPENSATION

Through September 30, 2000, neither the Company nor RFC has payed compensation to its executive officers. It is anticipated that the Company will enter into compensation arangements with its officers at such time as it is financially able to do so.

EXECUTIVE EMPLOYMENT AGREEMENTS

RFC has entered into an employment agreement with Glenn A. LaPointe providing for an initial term of three years. The employment agreement became effective upon March 1, 2000 and provides for an annual base salary of $120,000 and a bonus based on a profit sharing formula. The agreement provides for an annual extension, subject to the performance of an annual evaluation by disinterested members of the Board of Directors. The agreement also provides for termination upon the employee’s death or for cause. The employment agreement is also terminable by the employee upon 90 days’ notice to the RFC.

In the event Mr. LaPointe is involuntarily terminated without cause, he will receive his salary and insurance benefits for a period of 12 months. In addition, in the event employment involuntarily terminates in connection with a “change in control” of RFC or within twelve months thereafter, the employment agreement provides for the payment to LaPointe of an amount equal to 299% of his five-year average annual base compensation. If the employment of LaPointe had been terminated as March 1, 2000 under circumstances entitling him to a change in control severance payment as described above, he would have been entitled to receive a lump sum cash payment of approximately $538,200. The agreement also provides for the continued payment to LaPointe of health benefits for the remainder of the term of his contract in the event he is terminated in connection with a change in control. No payments have been made by RFC under this agreement. See Exhibit 6.

Item 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Since its organization in 2000, the Company from time to time has borrowed monies from Glenn LaPointe and Ty Davidson. These loans and purchase arrangements were on terms favorable to the Company and not in excess of then market rates. None of these loans are outstanding and none of the directors or executive officers have any agreement with or obligation to purchase loans from the Company.

Glenn LaPointe, Marshal Sanders, III, Roel Covarrubias and Ty Davidson have each guaranteed the indebtedness of the Company on one or more loan agreements. Messrs. LaPointe, Covarrubias and Sanders have each jointly and severally guaranteed the payment by the Company of a $5,000,000 warehouse facility. Each of these guarantees have been in an effort to assist the Company and none of these guarantors have been compensated for their assurances.

Item 8.     DESCRIPTION OF SECURITIES.

COMMON STOCK

The Company is authorized to issue 100,000,000 shares of Common Stock, $.001 par value. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. There are 19,700,000 outstanding shares of Common Stock, all of which are fully paid and nonassessable. The Company is contractually obligated to issue 1,600,000 shares to shareholders of Innovation International.

PREFERRED STOCK

The Company is authorized to issue 5,000,000 shares of Preferred Stock, $.001 par value, with rights, preferences and limitations to be determined by the Board of Directors. No shares of Preferred Stock are presently outstanding.

WARRANTS

The Company is contractually obligated to issue 1,600,000 Common Stock Purchase Warrants to shareholders of Innovation International. Each Warrant entitles the holder to purchase one (1) share of Common Stock at $1.25 per share. The Warrants expire on June 30, 2002 and are redeemable solely by the Company at any time on thirty (30) days written notice at a price of $0.25 per Warrant. The Warrants will not be issued until this Registration Statement has been declared effective

RESTRICTIONS ON ACQUISITIONS OF STOCK AND RELATED TAKEOVER DEFENSIVE PROVISIONS

The following discussion is a summary of material provisions of the Company’s Articles and Bylaws and certain other state law provisions, which may be deemed to have an “anti-takeover” effect and could potentially discourage or even prevent a bid for the Company which might otherwise result in stockholders receiving a premium for their stock. Further, ownership restrictions imposed by state and federal law could potentially serve as a basis to invalidate or otherwise restrict the use or exercise by management or others of revocable proxies. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in the Company’s Articles and Bylaws, reference should be made in each case to the document in question.

Provisions of the Company’s Bylaws Affecting a Change in Control. Certain provisions of the Bylaws may provide the Board with more negotiating leverage by delaying or making more difficult unsolicited acquisitions or changes of control of the Company. It is believed that such provisions will enable the Company to develop its business in a manner that will foster its long-term growth without disruption caused by the threat of a takeover not deemed by the Board to be in the best interests of the Company and its stockholders. Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change of control of the Company, although such proposals, if made, might be considered desirable by a majority of the Company’s stockholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of the management of the Company without the concurrence of the Board. These provisions include (i) the availability of capital stock for issuance from time to time at the discretion of the Board, (ii) requirements for advance notice for raising business or making nominations at stockholders’ meetings and (iii) the requirement of a super-majority vote to remove directors with or without cause.

The requirement of a 70% supermajority vote to remove directors may make it more difficult to change the composition of the Board.

Advance Notice for Raising Business or Making Nominations at Meetings. The Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual or special meeting at which directors are to be elected. Only such business may be conducted at an annual meeting of stockholders as has been brought before the meeting by, or at the direction of, the Board, or by a stockholder who has given to the Secretary of the Company timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. The chairman of such meeting has the authority to make the determination of whether business has been properly brought before such meeting. Only persons who are nominated by, or at the direction of, the Board, or who are nominated by a stockholder who has given timely written notice, in proper form, to the Secretary prior to a meeting at which directors are to be elected will be eligible for election as directors of the Company.

To be timely, notice of business to be brought before an annual meeting or nominations of candidates for election as directors at an annual meeting must be personally delivered or sent by United States mail, postage prepaid, to the Secretary of the Company not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice by the stockholder must be so delivered or received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the scheduled date of such meeting is first made. Similarly, notice of nominations to be brought before a special meeting must be received by the Secretary not earlier than the 90th day prior to such special meeting and not later than the close of business on the 60th day prior to such special meeting or the tenth day following the date on which notice of such meeting is first given to stockholders.

The notice of business to be brought before an annual meeting by a stockholder must set forth, as to each matter the stockholder proposes to bring before the annual meeting, a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting and, in the event that such business includes a proposal to amend either the Articles or the Bylaws, the text of the proposed amendment; the name and address, as they appear on the Company’s books, of the stockholder proposing such business; a representation that the stockholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business; any material interest of the stockholder in such business; and if the stockholder intends to solicit proxies in support of such stockholder’s proposal, a representation to that effect.

The notice of any nomination for election as a director must set forth the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; a representation that the stockholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; such other information regarding each nominee proposed by such stockholder as would have been required to be included in the proxy statement filed pursuant to the proxy rules of the Commission had each nominee been nominated, or intended to be nominated, by the Board; the consent of each nominee to serve as a director if so elected; and, if the stockholder intends to solicit proxies in support of such stockholder’s nominee(s) without such stockholder having made the foregoing representation, a representation to that effect.

The Company expects to hold its first annual meeting of stockholders in July, 2001. Each stockholder will have until the close of business on the tenth day following the day on which the first public disclosure of the date of such first annual meeting is made to give notice to the Company, in proper form, of such stockholder’s intention to bring any matter before such first annual meeting.

Nevada General Corporation Law (“NGCL”). The terms of Chapter 78 of the NGCL apply to the Company since it is a Nevada corporation. Under certain circumstances, the following selected provisions of the NGCL may delay or make more difficult acquisitions or changes of control of the Company. The Articles and By-laws do not exclude the Company from such provisions of the NGCL. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Control Share Acquisitions. Pursuant to Sections 78.378 to 78.3793 of the NGCL, an “acquiring person” who acquires a “controlling interest” in an “issuing corporation” may not exercise voting rights on any “control shares” unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special meeting of such stockholders held upon the request and at the expense of the acquiring person. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of his or her shares, and the corporation must comply with the demand. For purposes of the above provisions, “acquiring person” means (subject to certain exceptions) any person who, individually or in association with others, acquires or offers to acquire, directly or indirectly, a controlling interest in an issuing corporation. “Controlling interest” means the ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority and/or (iii) a majority or more of the voting power of the issuing corporation in the election of directors. Voting rights must be conferred by a majority of the disinterested stockholders as each threshold is reached and/or exceeded. “Control shares” means those outstanding voting shares of an issuing corporation that an acquiring person acquires or offers to acquire in an acquisition or within 90 days immediately preceding the date when the acquiring person became an acquiring person. “Issuing corporation” means a corporation which is organized in Nevada, has 200 or more stockholders (at least 100 of whom are stockholders of record and residents of Nevada) and does business in Nevada directly or through an affiliated corporation. The above provisions do not apply if the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by an acquiring person provide that said provisions do not apply. As noted above, the Articles and Bylaws do not exclude the Company from the restrictions imposed by such provisions.

Certain Business Combinations. Sections 78.411 to 78.444 of the NGCL restrict the ability of a “resident domestic corporation” to engage in any combination with an “interested stockholder” for three years after the interested stockholder’s date of acquiring the shares that cause such stockholder to become an interested stockholder, unless the combination or the purchase of shares by the interested stockholder on the interested stockholder’s date of acquiring the shares that cause such stockholder to become an interested stockholder is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested stockholder may effect a combination after the three-year period only if such stockholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. For purposes of the above provisions, “resident domestic corporation” means a Nevada public corporation that has 200 or more stockholders. “Interested stockholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (ii) an affiliate or associate of the resident domestic corporation and, at any time within three years immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in a charter amendment approved by a majority of the disinterested shares. Such a charter amendment, however, would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. As noted above, the Articles and Bylaws do not exclude the Company from the restrictions imposed by such provisions.

Rights and Options. Section 78.200 of the NGCL provides that a corporation may create and issue, whether in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options for the purchase of shares of stock of any class of the corporation, to be evidenced by such instrument as is approved by the board of directors. The terms upon which, the time or times, which may be limited or unlimited in duration, at or within which, and the price at which, any such shares may be purchased from the corporation upon the exercise of any such right or option must be fixed and stated in the Articles or in a resolution adopted by the board of directors providing for the creation and issuance of such rights or options, and, in every case, set forth or incorporated by reference in the instrument evidencing the rights or options.

Directors’ Duties. Section 78.138 of the NGCL allows directors and officers, in exercising their respective powers with a view to the interests of the corporation, to consider the interests of the corporation’s employees, suppliers, creditors and customers, the economy of the state and the nation, the interests of the community and of society and the long and short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation. Directors may resist a change or potential change in control if the directors, by a majority vote of a quorum, determine that the change or potential change is opposed to or not in the best interest of the corporation upon consideration of the interests set forth above or if the board has reasonable grounds to believe that, within a reasonable time, the debt created as a result of the change in control would cause the assets of the corporation or any successor to be less than the liabilities or would render the corporation or any successor insolvent or would lead to bankruptcy proceedings.

PART II

Item 1.     MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY
                AND OTHER SHAREHOLDER MATTERS.

The Company’s Common Stock, at the time of this filing, has no established public trading market. The Company intends to apply to have the Common Stock traded on the OTC Bulletin Board. No assurance can be given that such application will be approved and, if approved, that an active trading market for the Common Stock will be established or maintained.

When the Company was spun off from Innovation International, shareholders of Innovation International were granted the right to receive 1,600,000 shares of Common Stock of the Company and 1,600,000 common stock purchase warrants.

Shareholders of Innovation International will be free to trade shares of the Company to be received in the spin-off upon effectiveness of this Registration Statement. The remaining shareholders of the Company who acquired their shares in the Company as a part of an acquisition of the Company’s subsidiary, may sell their shares only upon registration under the Securities Act of 1933 (the “1993 Act”), Rule 144 promulgated by the Securities and Exchange Commission or some other exemption from registration under the 1933 Act.

In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned his or her restricted shares for at least one year, including persons who may be deemed “affiliates” of the Company, as that term is defined under the Act, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of the Company’s Common Stock or the average weekly trading volume in the over-the-counter market during the four calendar weeks preceding such sale. The sales would also be subject to the requirement that there be information publicly available and that the issuer has filed all required reports under the 1934 Act. As a reporting company when this registration statement becomes effective, the Company will satisfy this requirement. Equivalent information may be available from other sources prior to the time the Company’s securities are registered. The sales must be broker sales where the broker simply executes the sale, does not solicit offers to purchase and receives no more than the normal commission. A person who is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale by such person, and who has beneficially owned his or her restricted shares for at least two years, would be entitled to sell such shares under Rule 144 at any time and without regard to the volume limitations described above.

None of the holders of any shares of Common Stock of the Company are entitled to any registration rights.

The Company has not paid any dividends on its Common Stock and intends to retain all earnings for use in its operations and to finance the development and the expansion of its business. It does not anticipate paying any dividends on the Common Stock in the foreseeable future. The payment of dividends is within the discretion of the Company’s Board of Directors. Any future decision with respect to dividends will depend on future earnings, future capital needs and the Company’s operation and financial condition, among other factors.

As of September 30, 2000, there were approximately 360 holders of record of the Company’s common stock and no holders of record of the Company’s preferred stock.

Item 2.     LEGAL PROCEEDINGS.

The Company has no civil, criminal, administrative or self-regulatory proceedings pending and does not currently anticipate any.

Item 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company has not changed its independent auditor or reported disagreements on any matter of accounting principles or procedures or financial statement disclosures during its existence.

Item 4.     RECENT SALES OF UNREGISTERED SECURITIES.

On September 15, 2000 Innovation International authorized the Company to distribute 1,600,000 common shares and 1,600,000 common stock purchase warrants of the Company to the shareholders of Innovation International as a dividend-in-kind. Such shares were issued without registration because the shares were a spin-off transaction not involving a sale of the securities of the Company as permitted pursuant to SEC Staff Legal Bulletin No. 4, dated September 16, 1997 and No-Action letters promulgated by the SEC.

The Company entered into an agreement with the shareholders of RFC, effective September 20, 2000, pursuant to which it became a subsidiary of the Company. The Company issued 19,700,000 common shares to the former shareholders of RFC in consideration for all of their RFC shares. These shares were issued without registration under the Securities Act of 1933 the “1933 Act”) pursuant to the exemption afforded by Section 4(2) of that Act exempting transactions not involving a public offering. See Exhibit 8.

RFC has issued shares of its common stock and preferred stock since its inception in 2000 to a total of 16 individuals in private transactions. Such shares were issued without registration under the 1933 Act pursuant to the exemption afforded by that Act exempting transaction not involving a public offering. All of these shares have been exchanged for shares of the Company’s Common Stock as part of the acquisition of RFC.

Item 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Articles of the Company waive the personal liability of a director or officer for damages for breach of fiduciary duty except for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) the payment of distributions in violation of Section 78.300 of the NGCL, which concerns the unlawful payment of distributions to stockholders.

While the Articles provide directors and officers with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, the Articles will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s or officer’s breach of his or her duty of care.

The Bylaws provide for indemnification of the directors and officers of the Company to the fullest extent permitted by applicable state law, as then in effect. The indemnification rights conferred by the Bylaws are not exclusive of any other right to which a person seeking indemnification may otherwise be entitled. The Company plans to purchase liability insurance for the directors and officers for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the small business issuer [Company] pursuant to the foregoing provisions, or otherwise, the small business issuer [Company] has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

PART FS

The following financial statements of the Company are included herein:
================================================================================
REFERRAL FINANCE.COM CORPORATION                                       Page
--------------------------------                                     --------

Independent Auditor's Report .........................................  F-1

Balance Sheet of March 31, 2000 ......................................  F-2

Statement of Income
for period February 17, 2000 to March 31, 2000 .......................  F-3

Statement of Change in Stockholders' Equity
for period February 17, 2000 to March 31, 2000 .......................  F-4

Statement of Cash Flows
for period February 17, 2000 to March 31, 2000 .......................  F-5

Notes to Financial Statements ........................................  F-6

--------------------------------------------------------------------------------
REFERRAL HOLDINGS CORPORATION
-----------------------------

Consolidated Balance Sheet
as of September 30, 2000 (Unaudited) .................................  F-8

Consolidated Statement of Operations
for six month period ended September 30, 2000 (unaudited) ............  F-9

Changes in Stockholders' Equity
for six month period ended September 30, 2000 (Unaudited) ............  F-10

Consolidated Statements of Cash Flows
for six month period ended September 30, 2000 (unaudited) ............  F-11

Notes to Financial Statements ........................................  F-12
================================================================================

SPROUSE & WINN, L.L.P.

Accountants and Consultants

To the Board of Directors of
Referral Finance.com Corporation

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of Referral Finance.com Corporation (the Company) (a Wyoming corporation in the development stage) as of March 31, 2000, and the related statements of income, changes in stockholders’ equity, and cash flows for the period February 17, 2000 (inception) to March 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Referral Finance.com Corporation as of March 31, 2000, and the results of its operations and cash flows for the period February 17, 2000 (inception) to March 31, 2000 in conformity with generally accepted accounting principles.

Sprouse & Winn, L.L.P.
April 5, 2000

                                      F-1

                        REFERRAL FINANCE.COM CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEET

                                 MARCH 31, 2000

CURRENT ASSETS

Cash                                           $    50,452
                                               ------------
    Total Current Assets                       $    50,452

INVESTMENTS                                      1,470,000
                                               ------------

        TOTAL ASSETS                           $ 1,520,452
                                               ============

CURRENT LIABILITIES

Note Payable                                   $    50,000
                                               ------------
   Total Current Liabilities                        50,000
                                               ------------

DEFERRED TAX LIABILITY                             355,000
                                               ------------

        TOTAL LIABILITIES                          405,000

STOCKHOLDERS' EQUITY

Preferred stoc, 20,000,000 shares
  no par authorized, 4,150,000
  shares issued and outstanding                  1,117,030

Common stock, 100,000,000 shares
  no par authorized, 4,850,000
  shares issued and outstanding                        970

Deficit accumulated during the
  development stage                                 (2,548)
                                               ------------

   Total Stockholders' Equity                    1,115,452
                                               ------------
        TOTAL LIABILITIES
         AND STOCKHOLDER'S EQUITY              $ 1,520,452
                                               ============

                                      F-2

                        REFERRAL FINANCE.COM CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                               STATEMENT OF INCOME

                  FOR THE PERIOD FEBRUARY 17, 2000 (INCEPTION)
                               TO MARCH 31, 2000

                                        INCEPTION TO
                                       MARCH 31, 2000
                                        (DEVELOPMENT
                                           STAGE)
                                      ================

REVENUE                                 $      -0-
                                        -----------
EXPENSES
   Health insurance                          2,548
                                        -----------
      Total Expenses                         2,548
                                        -----------
NET LOSS                                $   (2,548)
                                        ===========

                                      F-3

                        REFERRAL FINANCE.COM CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                  FOR THE PERIOD FEBRUARY 17, 2000 (INCEPTION)
                                TO MARCH 31, 2000
                                                                                                    DEFICIT
                                                                                                  ACCUMULATED
                                                                                                    DURING
                                               PREFERRED STOCK               COMMON STOCK         DEVELOPMENT
                                            AMOUNT         SHARES        AMOUNT         SHARES       STAGE          TOTAL
                                          ------------  ------------   ------------  ------------  ----------   ------------

Balance as of February 17, 2000           $        -0-           -0-   $        -0-           -0-  $      -0-   $        -0-

  Issuance of stock for cash                    2,030         1,015            970   $ 4,850,000          -0-         3,000

  Issuance of stock for securities (1)      1,115,000     4,148,985             -0-          -0-          -0-     1,115,000

  Net loss                                        -0-           -0-             -0-          -0-       (2,548)       (2,548)
                                          ------------  ------------    -----------  -----------    ----------  ------------
Balance as of March 31, 2000              $ 1,117,030     4,150,000     $      970   $ 4,850,000    $  (2,548)  $ 1,115,452
                                          ============  ============    ===========  ===========    ==========  ============

                                      F-4

                        REFERRAL FINANCE.COM CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF CASH FLOWS

                  FOR THE PERIOD FEBRUARY 17, 2000 (INCEPTION)
                                TO MARCH 31, 2000

                                                INCEPTION TO
                                                MARCH 31, 2000
                                                (DEVELOPMENT
                                                   STAGE)
                                                ==============

CASH FLOWS FROM OPERATING ACTIVITIES

   Net Loss                                     $      (2,548)
                                                --------------
   NET CASH (USED) BY OPERATING ACTIVITIES             (2,548)
                                                --------------
CASH FLOWS FROM FINANCING ACTIVITIES

   Capital Contributed                                  3,000
   Proceeds from issuance of debt                      50,000
                                                --------------
NET CASH PROVIDED BY FINANCING ACTIVITIES              53,000

NET INCREASE IN CASH                                   50,552

CASH, BEGINNING OF PERIOD                                 -0-
                                                --------------
CASH, END OF PERIOD                             $      50,452
                                                ==============

NON CASH TRANSACTION DISCLOSURE:

A shareholder contributed 1,050,000 shares of stock in Austin Funding.com
Corporation valued at 1,470,000 in exchange for 4,150,000 shares of Referral
Finance.com Corporation Preferred stock.

                                      F-5

                        REFERRAL FINANCE.COM CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                 MARCH 31, 2000

NOTE 1:  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  DESCRIPTION OF BUSINESS

     Referral Finance.com  Corporation (Company) is a Wyoming corporation in the development stage. The Company was formed to create a nationwide network of retail loan branches that provide residential  mortgages,  consumer lending and Small Business Administration loans.

  ESTIMATES

     The  preparation of the financial  statements in accordance  with generally accepted  accounting  principles  requires management to make estimates and assumptions  that affect the  reported  amounts of assets and  liabilities.
     Actual results could differ from those estimates.

  PREFERRED STOCK

     Preferred stock has a liquidation preference of $1 per share and each share may be converted to 1 share of common stock. Preferred stock is entitled to the  number of votes  equal to the  number of shares of common  stock  into which the  preferred  shares could be  converted  and has a senior right of dividend payment.

NOTE 2:  INVESTMENTS

     Investments  consist  of  available-for-sale  shares in a  publicly  traded company. These shares are thinly traded and constitute approximately of the total  outstanding  shares.  A 65 percent discount has been recorded in the financial statements.

NOTE 3:  NOTE PAYABLE - RELATED PARTY

     The Company has a note payable,  dated March 30, 2000, to  stockholder  for
     $50,000.  The note matures  June 30, 2000 and is payable in full  including interest of 8%. The note is unsecured.

NOTE 4:  DEFERRED TAX LIABLITY

     The  non-current  deferred  tax  liablility  of  $355,000  results  from  a
     $1,420,000  difference  in the basis of  contributed  stock  for  financial reporting  purposes and federal  income tax  purposes,  at an estimated tax rate of 25%.

NOTE 5:  COMMITMENTS

     The  Company is  oligated  under an  operating lease for office  equipment.
     Future minimum lease payments are as follows:

                Twelve month period
                  ended March 31
                -------------------

                     2001                  $  4,644
                     2002                     4,644
                     2003                     4,644
                                           ---------
                      TOTAL                $ 13,932

                                      F-6

                         REFERRAL HOLDINGS CORPORATION
                  (FORMERLY REFERRAL FINANCE.COM CORPORATION)
                                    AND ITS
                            WHOLLY-OWNED SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS
          FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2000 (UNAUDITED)
                               AND MARCH 31, 2000

                                                   (Unaudited)
                                                  SEP 30, 2000     MAR 31, 2000
          ASSETS                                  ============     ============
Current Assets:
Checking/Savings
     Wells Fargo Checking                             $(2,268)         $50,452
Accounts Receivable
     Mortgages                                      1,004,630                0
Other Current Assets
     Deposits with Warehouse Lines                      5,000                0
Total Current Assets                                1,007,361           50,452
                                                  ------------    -------------
Other Assets:
Investments
     Notes Receivable                                  46,469                0
     Marketable Securities                          1,470,000        1,470,000
     Mkt Securities - Adjustment                     (945,000)               0
Total Investments                                     571,469        1,470,000
               TOTAL ASSETS                        $1,578,830        1,520,452
                                                  ============    =============
          LIABILITIES AND EQUITY
Current Liabilities:
     Shareholder Loan #1                               19,313           50,000
     Shareholder Loan #2                               18,799                0
     Sterling Warehouse Line                          984,704                0
Total Current Liabilities                           1,022,815           50,000
Long Term Liabilities:
     Deferred Tax Liability                           105,000          355,000
                                                 ------------    -------------
Total Long Term Liabilities                           105,000          355,000
                                                 ------------    -------------
               TOTAL LIABILITIES                    1,127,815          405,000
Equity:
     Common Stock                                      50,970              970
     Capital Contributed                               63,700                0
     Preferred Stock                                1,117,030        1,117,030
     Unrealized Decrease - Mkt Securities            (695,000)               0
Total Equity Before Net Income                        536,700        1,118,000

     Conversion of All Classes of Stock              (536,700)               0
     Referral Holdings Commons Stock                  536,700                0
     Net Income                                       (85,685)          (2,548)
Total Equity                                          451,015        1,115,452
               TOTAL LIABILITIES AND EQUITY         1,578,830        1,520,452
                                                 ============    =============

                                      F-8

                          REFERRAL HOLDINGS CORPORATION
                   (FORMERLY REFERRAL FINANCE.COM CORPORATION)
                         AND ITS WHOLLY-OWNED SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS
          FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2000 (UNAUDITED)
         AND THE PERIOD FEBRUARY 17, 2000 (INCEPTION) TO MARCH 31, 2000

                                      (Unaudited)
                                  September 30, 2000          March 31, 2000
                                  ==================          ==============

SALES                                  $56,582                      $0

COST OF SALES                           58,437                       0
                                     ----------                --------
GROSS PROFIT                            (1,585)                      0
                                     ----------                --------
SELLING AND ADMINISTRATIVE
     Advertising                           514                       0
     Appraisals                          1,025                       0
     Bank Service Charges                  483
     Books & Periodicals                   518                       0
     Copier Lease                          155                       0
     Credit Reports                        191                       0
     Dues and Subscriptions              3,109                       0
     Employee Leasing Expense              270                       0
     Equipment Rental                    1,078                       0
     Filing Fees                           300                       0
     Health Insurance                    6,020                   2,548
     Fidelity - E & O Insurance          2,465                       0
     Key Man Insurance                     700                       0
     Office Equipment Lease                876                       0
     Licenses and Permits                1,000                       0
     Office Supplies                     1,794                       0
     Overnight Charges                     478                       0
     Payroll Taxes                         863                       0
     Wages                               2,277                       0
     Postage and Delivery                   42                       0
     Pre-Loan Costs                        440                       0
     Printing and Reproduction           5,811                       0
     Accounting Fees                     5,325                       0
     Consulting Fees                    18,429                       0
     Legal Fees                          6,058                       0
     Rent                                4,595                       0
     Equipment Repairs                   2,000                       0
     Seminars                              150                       0
     Telephone Expense                   8,508                       0
     Meals                                 877                       0
     Travel                              4,119                       0
     Typing Services                       250                       0
     Warehouse Interest Expense            832                       0
                                     ----------              ----------
Total Selling and Administrative       $81,552                  $2,548
                                     ==========              ==========
NET INCOME (LOSS)                     ($83,137)                ($2,548)
                                     ==========              ==========
EARNINGS (LOSS) PER SHARE            ($0.00400)              ($0.00013)
                                     ==========              ==========

                                      F-9

                                           REFERRAL HOLDINGS CORPORATION
                                    (FORMERLY REFERRAL FINANCE.COM CORPORATION)
                                          AND ITS WHOLLY-OWNED SUBSIDIARY

                                   STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                           FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2000 (UNAUDITED)
                          AND THE PERIOD FEBRUARY 17, 2000 (INCEPTION) TO MARCH 31, 2000

                                                                                            Additional   Retained
                                         Preferred Stock            Common Stock              Paid-in     Earnings        TOTAL
                                      Amount         Shares       Amount         Shares        Capital    (Deficit)
                                      ======         ======       ======         ======        =======    =========

Balance as of February                       0             0            0              0            0            0              0
17, 2000
Issuance of stock for cash               2,030         1,015          970      4,850,000            0            0
Issuance of stock for securities     1,115,000     4,148,985            0              0            0            0      1,115,000
Net loss                                     0             0            0              0            0        2,548          2,548

Balance as of March 31, 2000         1,117,030     4,150,000          970      4,850,000            0        2,548      1,115,452

Issued 50,000 common shares -                0             0       50,000         50,000       63,700            0        113,700
June 2000
Unrealized Decrease in value of              0             0            0              0            0     (695,000)      (695,000)
Marketable Securities
Conversion of preferred stock        1,117,030     4,150,000       50,970      4,900,000       63,700            0      1,231,700
and common stock to parent RF
Holdings - September 2000
Net Income (Loss)                            0             0            0              0            0      (85,685)       (85,685)
                                  ============  ============ ============  =============  =========== ============ ==============
                                             0             0   19,700,000      1,231,700            0     (780,685)       451,015
                                  ============  ============ ============  =============  =========== ============ ==============

                                      F-10

                                           REFERRAL HOLDINGS CORPORATION
                                    (FORMERLY REFERRAL FINANCE.COM CORPORATION)
                                          AND ITS WHOLLY-OWNED SUBSIDIARY

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2000 (UNAUDITED)
                          AND THE PERIOD FEBRUARY 17, 2000 (INCEPTION) TO MARCH 31, 2000

                                                                 (Unaudited)
                                                             September 30, 2000          March 31, 2000
                                                             ==================          ==============
CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss)                                             -83,137                     -2548

     Adjustments to reconcile net income to net cash
     provided (used) by operating activities:
          (Increase) decrease in receivables                     1,004,630                         0
          (Increase) decrease in other receivables                 (46,469)                        0
          (Increase) decrease in deposits                           (5,000)                        0
          (Increase) decrease in market value of securities        945,000                         0
          Increase (decrease) in deferred tax liabilities         (250,000)                        0
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                  (444,236)                        0

CASH FLOWS FROM FINANCING ACTIVITIES
          Capital Contributed                                       63,700                     3,000
          Proceeds from issuance of debt                            18,799                    50,000
          Principal payments on debt                               (30,687)                        0
          Net borrowings on line of credit                         984,704                         0
          Unrealized Decrease - Marketable Securities             (695,000)                        0
          Conversion of debt to common stock                        50,000                         0
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                   391,516                    53,000

NET INCREASE (DECREASE) IN CASH                                   ($52,720)                  $50,452
CASH, Beginning of Year or Period                                  $50,452                        $0
CASH, End of Year or Period                                        ($2,268)                  $50,452

                                      F-11

                                           REFERRAL HOLDINGS CORPORATION
                                          AND ITS WHOLLY-OWNED SUBSIDIARY

                                    (FORMERLY REFERRAL FINANCE.COM CORPORATION)

                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: Summary of Significant Accounting Policies

Nature of Business

Referrral Holdings Corporation ("RHC" was incorporated in Nevada as a subsidiary of Innovation
International, Inc. (Innovation).

On September 15, 2000, Innovation's Board of Directors authorized the pro-rata distribution to its shareholders of 1,600,000 shares of the $.001 par value common stock and 1,600,000 common stock purchase warrants. Effective with the approval of that ("spin-off" ) distribution, and thea cquisition described below, RHC became separate from and was no longer a subsidiary of Innovation.

On September 20, 2000, the authorized capital stock of RHC consists of 100,000,000 shares of common stock, par value of o ne tenth of a cent ($.001) per share, and 5,000,000 shares of preferred stock, par value of one tenth of a cent ($.001). Consideration in the acquisition of RFC included the issuance of
19,700,00 common shares to the former shareholders of RFC.

RHC, through its subsidiary RFC, is engaged in the business of buying, selling, and servicing real estate mortgages to secondary markets.

ACCOUNTING BASIS

RHC prepares its financial statements on the accrual basis of accounting.

BASIS OF PRESENTATION

The accompanying balance sheets as of September 30, 2000, and statements of income and cash flows for the six months ended September 30, 2000, include the accounts of RHC and RFC.

                                      F-12

PART III

Item 1.     INDEX TO AND DESCRIPTION OF EXHIBITS

Exhibit No                      Description
----------                      -----------

   2                            Reorganization Plan and Agreement
                                by and among Innovation International,
                                Inc., Referral Holdings, Inc., Referral
                                Finance.com Corporation and Glenn
                                A. La Pointe, individually dated
                                as of September 20, 2000

   3(i)                         Articles of Incorporation
                                and Amendments

   3(ii)                        Bylaws of the Company

   10                           Employment Agreement
                                between RFC and Glen A. La Pointe

   23                           Consent of Sprouse & Winn, LLP

   27                           Financial Data Schedule

                                   SIGNATURES

     In accordance  with Section 12 of the Securities  Exchange Act of 1934, the
Company has caused  this  registration  statement  to be signed on behalf of the undersigned thereunto authorized this 2nd day of January, 2001.

                                          REFERRAL HOLDINGS CORPORATION

                                      By: /s/ Glenn A. Lapointe
                                          -------------------------------------
                                          President and Chief Executive Officer

                                      By: /s/ David C. Farrar
                                          -------------------------------------
                                          Chief Financial Officer